Exhibit 99.B(m)(3)(i)

AMENDED AND RESTATED SCHEDULE A

with respect to the

AMENDED AND RESTATED DISTRIBUTION PLAN

for

ING FUNDS TRUST

CLASS B SHARES

Fund	Maximum Distribution Fee
(as a percentage of average daily net assets)

ING Classic Money Market Fund	0.75%

ING High Yield Bond Fund	0.75%

ING Intermediate Bond Fund	0.75%